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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 N. Main, #203

(No. and Street)

Biwabik, Minnesota 55708

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Koyiol (218) 865-6305

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles L. Charvoz-CPA Charvoz May & Co., P.C. (520) 795-3112

(Name – *if individual, state last, first, middle name*)

6840 N. Oracle Road, SUite 150 Tucson, AZ 85704

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk 4/7

OATH OR AFFIRMATION

I, Rick Koyiol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANN M. STEBLAY
Notary Public–Minnesota
My Comm. Expires Jan. 31, 2010

Ann M. Steblay
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO SECURITIES, INC.

Form X-17A-5
December 31, 2005
(With Report of Independent Auditors)

CHARVOZ MAY & COMPANY, PC
Certified Public Accountants - Business Consultants

Charles L. Charvoz
E. Joe May

Lynne A. Himmer
Henry J. Fortino

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Presidio Securities, Inc.
Gilbert, Minnesota

We have audited the accompanying statements of financial condition of Presidio Securities, Inc. as of December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our presentation.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Presidio Securities, Inc. as of December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

Charvoz May & Company PC

Tucson, Arizona
February 17, 2006

6840 N. Oracle Road, Suite 150 ∘ Tucson, Arizona 85704 ∘ Phone (520) 795-3112

PRESIDIO SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
ASSETS		
Current Assets:		
Cash and cash equivalents	204,948	$226,945
Deposit - NASD account	345	865
Total Current Assets	**205,293**	**227,810**
Property and Equipment, net of accumulated depreciation of $4,297 for 2005 and 2004		
Total Assets	**$205,293**	**$227,810**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Current Liabilities:		
Accounts payable and accrued expenses	$	$
Total Current Liabilities		
STOCKHOLDER'S EQUITY		
Common Stock: no par value, 1,000,000 shares authorized, 200 shares issued and outstanding	2,000	$2,000
Additional paid-in capital	23,000	23,000
Retained earnings	180,293	202,810
Total Stockholder's Equity	**205,293**	**227,810**
Total Liabilities and Stockholder's Equity	**$205,293**	**$227,810**

See accompanying notes to financial statements.

PRESIDIO SECURITIES, INC.

STATEMENTS OF OPERATIONS

		For The Years Ended December 31, 2005	2004
REVENUES:			
Commissions		$56,287	$326,107
Interest		3,378	1,868
	Total Revenues	**59,665**	**327,975**
EXPENSES:			
Payroll and payroll taxes		6,140	183,175
Clearing costs		9,968	36,395
Professional fees		25,322	29,757
Profit sharing			22,586
General and administrative		25,752	62,240
	Total Expenses	**67,182**	**334,153**
	Net Loss	**($7,517)**	**($6,178)**

See accompanying notes to financial statements.

PRESIDIO SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2003	**$2,000**	**$23,000**	**$429,826**	**$454,826**
Net Loss for 2004			(6,178)	(6,178)
Distributions for 2004			(220,838)	(220,838)
Balances at December 31, 2004	**2,000**	**23,000**	**202,810**	**227,810**
Net Loss for 2005			(7,517)	(7,517)
Distributions for 2005			(15,000)	(15,000)
Balances at December 31, 2005	**$2,000**	**$23,000**	**$180,293**	**$205,293**

See accompanying notes to financial statements.

PRESIDIO SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For The Years Ended December 31, 2005	2004
Cash flows from operating activities:		
Net Loss	($7,517)	($6,178)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense		905
Increase (decrease) in cash resulting from changes in:		
Deposit - NASD account	520	(258)
Accounts payable and accrued expenses		(6,092)
Total Adjustments	520	(5,445)
Net Cash Used For Operating Activities	**(6,997)**	**(11,623)**
Cash flows from investing activities:		
Property and equipment acquisitions		(890)
Net Cash Used For Investing Activities		**(890)**
Cash flows from financing activities:		
Distributions to Shareholders	(15,000)	(220,838)
Net Cash Used For Financing Activities	**(15,000)**	**(220,838)**
Net Decrease in Cash and Cash Equivalents	(21,997)	(233,351)
Cash and Cash Equivalents - Beginning of Year	226,945	460,296
Cash and Cash Equivalents - End of Year	**$204,948**	**$226,945**

See accompanying notes to financial statements.

PRESIDIO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A – NATURE OF OPERATIONS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

Nature of Operations
Presidio Securities, Inc. (the Company) was incorporated in the State of Arizona on September 24, 1987, commenced operations in 1988, and is a securities broker and dealer under the Securities Exchange Act of 1934. Bear, Stearns & Co., Inc. (Bear Stearns) acts as the Company's clearing broker to carry and clear, on a fully disclosed basis, the Company's customer accounts. The majority of the Company's commissions are generated from 5-10 clients generally located in San Francisco, Chicago and New York.

During April 2004 the Company completed an ownership change and received written approval from NASD on April 15, 2004 for the change. As part of the change in ownership the existing pension plan was terminated and the Company's offices were moved to Gilbert, Minnesota. During August 2005 the Company moved its offices to Biwabik, Minnesota.

Summary of Significant Accounting Policies
The accounting policies followed by the Company and the methods of applying those policies, which materially affect the determination of its financial position, results of operations, or cash flows are summarized below.

Statement of Cash Flows – Cash Equivalents: The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2005 and 2004 include only a brokerage account and a demand deposit account.

Basis of Presentation: The Company's financial statements are prepared on the accrual basis of accounting and are prepared in accordance with U.S. generally accepted accounting principles.

Property and Equipment: Property and equipment is carried at cost. Depreciation is computed using accelerated methods with estimated lives of five to seven years.

Revenue Recognition: Commission revenues and the related expenses are recorded on the trade date.

Income Taxes: The Company, with the consent of its stockholder, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual

NOTE A – NATURE OF OPERATIONS, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (continued)

Income Taxes (continued):
income tax returns. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

Use of Estimates in the Preparation of Financial Statement Amounts
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – LIQUID CAPITAL REQUIREMENT

The Company is subject to the maintenance of minimum liquid capital of the greatest of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2005, the Company had liquid capital of $204,948, which was $199,948 in excess of its required minimum capital. Additionally, the Company is subject to certain requirements under its clearing agreement with Bear Stearns (see Note F).

NOTE C – PROFIT-SHARING PLAN

As discussed in Note A, the Company completed an ownership change in 2004 and as part of the change elected to terminate the existing profit-sharing plan. During May 2004 the Company established a new plan ("the Plan").

The Company's new profit-sharing plan covers all full-time employees who have completed 1,000 hours of service in a year and have attained age 21. The Plan provides for contributions by the Company in such amounts as may be determined by the Board of Directors, but not in excess of the amount permitted by the Internal Revenue Code. Participants vest immediately with respect to employer contributions. The Company's profit-sharing contribution was $0 and $22,586 for December 31, 2005 and 2004, respectively. During June 2005 this plan was terminated by the Company.

NOTE D – COMMISSION REVENUE

The Company provides securities brokerage services to various financial institutions. The Company purchases investment securities on behalf of financial institutions and simultaneously clears their trades through a national brokerage house. The Company and the brokerage house have a fee-sharing arrangement based upon the nature of the trades cleared. The same brokerage house clears all of the Company's commission revenues. There were no securities or customer accounts held by the Company during December 31, 2005 or 2004.

NOTE E – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of cash and cash equivalents. The Company places these investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure in excess of the FDIC and SIPC insurance coverage limit of $100,000 and $500,000, respectively. At December 31, 2005 and 2004 the Company had cash balances in excess of the FDIC insurance limits totaling approximately $3,000 and $36,000, respectively.

During 2005, two customers represented approximately 60% of the buying portion of the Company's trades, and 2 customers represented approximately 70% of the selling side of the Company's trades.

NOTE F – COMMITMENTS

The Company, under its clearing agreement with Bear Stearns, is required to maintain either $100,000 in an interest bearing account with Bear Stearns or a $100,000 irrevocable letter of credit for the benefit of Bear Stearns as security for any amounts payable to Bear Stearns under the agreement. The Company maintained a minimum $100,000 brokerage account balance with Bear Stearns for the entire year of 2005.

PRESIDIO SECURITIES, INC.

SCHEDULE 1

COMPUTATION OF LIQUID CAPITAL IN EXCESS OF REQUIRED AMOUNT

December 31, 2005

Total Capital at December 31, 2005:	
Stockholder's equity	$ 205,293
Adjustments:	
Less non-allowable assets:	
Property and equipment	-
Deposit – NASD account	(345)
Other additions and/or allowable credits:	
	-
Total Adjustments	(345)
Liquid capital	204,948
Minimum capital required	5,000
Liquid Capital In Excess Of Required Amount	**$ 199,948**

Note: There are no material differences between the audited computation of liquid capital and the unaudited computation of liquid capital in the Company's quarterly Focus Report part IIA filing for December 31, 2005.

See accompanying report of independent auditors.

CHARVOZ MAY & COMPANY, PC

Certified Public Accountants - Business Consultants

Charles L. Charvoz
E. Joe May

Lynne A. Himmer
Henry J. Fortino

Independent Auditor's Report on Internal Control

The Board of Directors
Presidio Securities, Inc.
Gilbert, Minnesota

In planning and performing our audit of the financial statements of Presidio Securities, Inc. as of December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of liquid capital and the procedures for determining compliance with the provisions for exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the controls and the practices and procedures expected to achieve the Company's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in internal control or the practices referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6840 N. Oracle Road, Suite 150 ◦ Tucson, Arizona 85704 ◦ Phone (520) 795-3112

The Board of Directors
Presidio Securities, Inc.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, Management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Charvoz May & Company PC

Tucson, Arizona
February 17, 2006